                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------




                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
     101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 5, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  BK

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    JACUZZI INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

     Item 1.   Security and Issuer.
               -------------------

               This Statement relates to the common stock, par value $0.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 35 Braintree Office Hill Park, Braintree, Massachusetts 02184-9078.

               This Statement is being filed on behalf of JUSI Holdings, Inc. ("JUSI"), Jacuzzi Inc. ("Jacuzzi"), USI American Holdings, Inc.
     ("USIAH") and U.S. Industries, Inc. ("USI").   JUSI, Jacuzzi, USIAH
     and USI are hereinafter collectively referred to as the "Beneficial
     Owners".

     Item 2.   Identity and Background.
               -----------------------

               (a) - (c), (f) JUSI, a Delaware corporation, is engaged principally in the business of holding investments. JUSI is a direct wholly-owned subsidiary of Jacuzzi, a Delaware corporation. Jacuzzi is engaged principally in the business of manufacturing and distributing whirlpool bath products, spas, shower systems, nonjetted baths, swimming pool equipment, water systems and related products.

               Jacuzzi is a direct wholly-owned subsidiary of USIAH, a Delaware corporation. USIAH is principally engaged in the business of holding investments. USIAH is a direct wholly-owned subsidiary of USI, a Delaware corporation.

               USI is engaged, through subsidiaries, in the manufacture and distribution of a broad range of consumer, building and industrial products. USI also holds various real estate interests as well as minority interests in certain public companies, including the Company.

               The principal business address of each of the Beneficial Owners and the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or organization, other than one of the Beneficial Owners, in which such employment is conducted) and citizenship of each director and executive officer of each of the Beneficial Owners is listed on Schedule A.

               (d) - (e) None of the Beneficial Owners and, to the best of their knowledge, none of their respective directors and executive officers listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party



















     NYFS02...:\13\51513\0220\1733\13D6015W.510
     to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The shares of Common Stock beneficially owned by the Beneficial Owners were acquired by Jacuzzi on June 5, 1995 pursuant to a transfer made pursuant to the Proceeds Participation Agreement, dated May 30, 1995 (the "Proceeds Participation Agreement"), between HM Holdings, Inc. ("HM Holdings"), a subsidiary of Hanson PLC, and USIAH. Jacuzzi assumed the rights and obligations of USIAH under the Proceeds Participation Agreement pursuant to an assignment and assumption agreement dated May 31, 1995 (the "Assignment Agreement"). Following its acquisition of the shares of Common Stock, Jacuzzi contributed them to JUSI on June 5, 1995.

               Jacuzzi paid HM Holdings $11,040,000 (the "GRR Amount") for its rights under the Proceeds Participation Agreement. Jacuzzi received the funds to pay the GRR Amount through an intercompany loan from USIAH pursuant to a long-term promissory note. USIAH received the funds to make the intercompany loan to Jacuzzi from a loan made pursuant to the Credit Agreement, dated as of May 12, 1995, among USIAH, USI, the banks listed on the signature pages thereof, Bank of America Illinois, as Issuing Bank, Bank of America National Trust and Savings Association as Swingline Bank, Bank of America National Trust and Savings Association, as Agent and BA Securities Inc., as Arranger (the "Credit Agreement").

               Each of the Proceeds Participation Agreement, the Assignment Agreement and the Credit Agreement has been filed as an exhibit to this Statement on Schedule 13D and is incorporated herein by reference.

     Item 4.   Purpose of Transaction.
               ----------------------

               The transfer of the Common Stock to Jacuzzi pursuant to the Proceeds Participation Agreement was made in connection with the demerger (ie. spin-off) of Hanson PLC's non-core U.S. businesses to
               --
     USI and its subsidiaries. Except as discussed in the following paragraph and in Item 6 below, the Beneficial Owners have no present plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

               In order to meet debt amortization requirements under the Credit Agreement, USIAH must dispose of a significant amount of assets within the next two years. These assets may consist of operating units, surplus real estate and equity investments (such as the shares of Common Stock beneficially owned by it). USIAH's determination of the assets to be sold will be made in light of the results of a disposition program, which has been commenced, pursuant to which management of USIAH will solicit proposals, and respond to unsolicited proposals, about individual assets as well as various groupings of assets from parties considered to be financially qualified. There can be no assurance that USIAH will make any particular disposition or group of dispositions (including a disposition of the shares of Common Stock beneficially owned by it).

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) (i) JUSI may be deemed to be the beneficial owner of 3,680,000 shares of Common Stock, which constitute approximately 33.1% of the 11,158,896 shares of Common Stock reported to be outstanding by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1995.

                    (ii) By virtue of its ownership of all of the outstanding capital stock of JUSI, Jacuzzi may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by JUSI.

                    (iii) By virtue of its ownership of all of the outstanding capital stock of Jacuzzi, USIAH may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by Jacuzzi.

                    (iv) By virtue of its ownership of all of the outstanding capital stock of USIAH, USI may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by USIAH.

                    (v) Certain directors, executive officers and/or employees of the Beneficial Owners may beneficially own shares of Common Stock, directly or through individual employee savings plan accounts. The Beneficial Owners disclaim beneficial ownership of such shares.

               (b) (i) Each of the Beneficial Owners, by virtue of its direct or indirect ownership of all of the outstanding capital stock of JUSI, is deemed to have, with JUSI, shared power to vote or to direct the vote and shared power to dispose or direct the disposition of all shares of Common Stock beneficially owned by JUSI.

                    (ii) The Beneficial Owners have no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock owned by the persons referred to in paragraph (a) other than the Beneficial Owners.

               (c) Except as set forth above, none of the Beneficial Owners has effected any transactions in the Common Stock during the past 60 days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               The information set forth in response to Items 3 and 4 is incorporated herein by reference.

               In conjunction with the transfer of the Common Stock described in Item 3, HM Holdings assigned and JUSI assumed, pursuant to an agreement dated June 5, 1995 (the "Stockholder Assignment Agreement"), all of HM Holdings' rights and obligations under a Stockholder Agreement, dated as of August 1, 1991, between HM Holdings and the Company (the "HMH Agreement"). As assignee of HM Holdings, JUSI will enjoy certain rights and is subject to certain restrictions under the HMH Agreement with respect to its ownership of Common Stock.


               Pursuant to the HMH Agreement, the Company, upon JUSI's request, is required to use its best efforts to nominate and cause the election to the Company's Board of Directors of two persons designated by JUSI for so long as JUSI and its corporate affiliates own 20% or more of the outstanding shares of Common Stock, and one person designated by JUSI for so long as JUSI and its corporate affiliates own less than 20%, but more than 10% of the outstanding shares of Common Stock. Messrs. John A. Mistretta, a Group Vice President of USI, and Thomas J. Russo are the current designees of JUSI serving on the Company's Board of Directors. JUSI has the right to propose for election and/or to solicit proxies in favor of the election of any number of directors of the Company.

               Pursuant to the HMH Agreement, neither JUSI nor any of its corporate affiliates may acquire, directly or indirectly, additional shares of Common Stock which would result in JUSI and such affiliates beneficially owning 50% or more of the outstanding shares of Common Stock unless, in such acquisition, JUSI and such corporate affiliates offer to acquire all outstanding shares of Common Stock not held by them upon substantially the same terms and conditions. In addition, for so long as JUSI and its corporate affiliates own 20% or more of the outstanding shares of Common Stock, except in certain limited circumstances, should JUSI or any of its corporate affiliates seek to sell or otherwise dispose of all or substantially all of the shares of Common Stock owned by it to a third party, except as may be otherwise approved by a majority of the members of the Board of Directors not designated by JUSI, JUSI must use its best efforts to cause such third party to offer to purchase all other outstanding shares of Common Stock upon substantially the same terms and conditions as are available to it. If such third party fails to make such offer, JUSI or such corporate affiliate may not sell or otherwise dispose of such shares unless such third party agrees to be subject to the same limitation on its ability to sell and to the requirements set forth in the immediately preceding paragraph with respect to the acquisition of 50% or more of the outstanding shares of the Common Stock.

               In addition, pursuant to the HMH Agreement the Company must, if at any time it shall propose to sell any shares of Common Stock or any other security entitling the holder thereof to vote for the election of directors of the Company, or any warrants or rights therefor or securities convertible into or exchangeable therefor, to any person or entity other than JUSI or its affiliates (as assignee of HM Holdings), give JUSI the opportunity to purchase such number of shares or other securities as will permit JUSI and its corporate affiliates to retain their percentage of the Company's voting power.

               Also pursuant to the HMH Agreement, as long as JUSI (as assignee of HM Holdings) owns 5% or more of the outstanding shares of Common Stock, upon the request of JUSI, the Company will cause up to four registration statements to be filed with the Securities and Exchange Commission in order to permit JUSI or an affiliate to sell all or a portion of its shares of Common Stock. In addition, the Company must, if requested, include some or all shares of Common Stock owned by JUSI or an affiliate in any registration statement it otherwise files (other than registration statements relating to employee stock options). The Company and JUSI also must, pursuant to the HMH Agreement, indemnify each other for certain liabilities that may arise in connection with any such registration statement.

               Prior to the execution of the Stockholder Assignment Agreement, GRR executed a consent agreement (the "GRR Consent") consenting to the transfer and assignment of HM Holdings' rights and obligations under the HMH Agreement to USI.

               The HMH Agreement, the Stockholder Assignment Agreement and the GRR Consent are filed as exhibits to this Statement on Schedule 13D and are incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as Exhibits to this
     Schedule 13D:

               1.   Group Agreement, dated June 5, 1995.

               2. Proceeds Participation Agreement, dated May 30, 1995, between HM Holdings, Inc. and USI American Holdings, Inc.

               3. Assignment and Assumption Agreement, dated May 31, 1995, between USI American Holdings, Inc. and Jacuzzi Inc.

               4. Credit Agreement, dated May 12, 1995, among USI American Holdings, Inc., U.S. Industries, Inc., the banks listed on the signature pages thereof, Bank of America Illinois, as Issuing Bank, Bank of America National Trust and Savings Association as Swingline Bank, Bank of America National Trust and Savings Association, as Agent and BA Securities Inc., as Arranger (incorporated by reference to Exhibit 2 to U.S. Industries, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995).


               5. Consent Agreement dated June 1, 1995 between HM Holdings, Inc., Ground Round Restaurants, Inc. and U.S. Industries, Inc.

               6. Assignment and Assumption Agreement, dated June 5, 1995 between HM Holdings, Inc. and JUSI Holdings, Inc.

               7. Stockholder Agreement dated as of August 1, 1991 between HM Holdings, Inc. and Ground Round Restaurants, Inc.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 5, 1995



                                   U.S. INDUSTRIES, INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   JACUZZI INC.
                                   JUSI HOLDINGS, INC.



                                   By:    /s/ George H. MacLean
                                        -----------------------------
                                        George H. MacLean
                                        Senior Vice President

                                                                 Schedule A
                                                                 ----------


     1.  U.S. INDUSTRIES, INC.

               Set forth below are the name, business address, position with U.S. Industries, Inc. ("USI") and the present principal occupation or employment of each director and executive officer of USI. The principal business address of USI is 17 Mount Street, Mayfair W14 5RA, England, and its principal business address in the United States is 101 Wood Avenue South, Iselin, New Jersey 08830. Unless otherwise indicated, the business address of each person listed below is USI's United States address. Each person listed below is a citizen of the United States, except for Mr. Bonham and, who is a citizen of the United Kingdom.


                                         Position with USI
                                         and Present Principal
     Name and Business Address           Occupation or Employment
     -------------------------           ------------------------

      David H. Clarke . . . . . . . .   Chairman of the Board and
                                        Chief Executive Officer of
                                        USI

      John G. Raos  . . . . . . . . .   President, Chief Operating
                                        Officer and Director of USI

      Frank R. Reilly . . . . . . . .   Senior Vice President, Chief
                                        Financial Officer and
                                        Director of USI

      Derek C. Bonham . . . . . . . .   Director of USI; Deputy
      Hanson PLC                        Chairman of Hanson PLC
      One Grosvenor Place
      London SW1X 7JH

      John J. McAtee, Jr. . . . . . .   Director of USI; Vice
      Smith Barney Inc.                 Chairman of Smith Barney,
      388 Greenwich Street              Inc.
      New York, New York 10013

      The Hon. Charles H. Price II  .   Director of USI; Chairman of
      Mercantile Bank of Kansas City    Mercantile Bank of Kansas
      Suite 300                         City
      One West Armour Blvd.
      Kansas City, Missouri 64111

      Royall Victor III . . . . . . .   Director of USI; Managing
      Chemical Securities, Inc.         Director, Investment Banking
      270 Park Avenue                   Group, Chemical Securities,
      New York, New York 10017          Inc.

                                                                 Schedule A
                                                                 ----------


      Mark Vorder Bruegge . . . . . .   Director of USI; Chairman of
      United American Bank of Memphis   United American Bank of
      5384 Popular                      Memphis
      Memphis, Tennessee 38119


      Christian R. Guntner  . . . . .   Senior Vice President -
                                        Corporate Development of USI

      George H. MacLean . . . . . . .   Senior Vice President,
                                        General Counsel and
                                        Secretary of USI

      John A. Mistretta . . . . . . .   Group Vice President of USI

      John S. Oldford . . . . . . . .   Group Vice President of USI

      Edwin Silverstone . . . . . . .   Group Vice President of USI

      Robert M. Brier . . . . . . . .   Vice President - Finance and
                                        Treasurer of USI

      Richard A. Buccarelli . . . . .   Vice President - Properties
                                        of USI

      Diana E. Burton . . . . . . . .   Vice President - Investor
                                        Relations of USI

      Dorothy E. Sander . . . . . . .   Vice President -
                                        Administration of USI

      James O'Leary . . . . . . . . .   Corporate Controller of USI


     2.  USI AMERICAN HOLDINGS, INC.

               Set forth below are the name, business address, position with USI American Holdings, Inc. ("USIAH") and present principal occupation or employment of each director and executive officer of USIAH. The principal business address of USIAH is 101 Wood Avenue South, Iselin, New Jersey 08830. Unless otherwise indicated, the business address of each person listed below is such address. Each person listed below is a citizen of the United States.

                                                                 Schedule A
                                                                 ----------


                                                       Principal
      Name and                                         Occupation
      Business Address             Position            or Employment
      ----------------             --------            -------------

      David H. Clarke . . . . . .  Chairman of the     See Part 1 of
                                   Board and           this Schedule A
                                   Chief
                                   Executive
                                   Officer

      John G. Raos  . . . . . . .  President; Chief    See Part 1 of
                                   Operating           this Schedule A
                                   Officer and
                                   Director

      Frank R. Reilly . . . . . .  Senior Vice         See Part 1 of
                                   President and       this Schedule A
                                   Chief Financial
                                   Officer

      Christian R. Guntner  . . .  Senior Vice         See Part 1 of
                                   President -         this Schedule A
                                   Corporate
                                   Development

      George H. MacLean . . . . .  Senior Vice         See Part 1 of
                                   President,          this Schedule A
                                   General Counsel,
                                   Secretary and
                                   Director

      John A. Mistretta . . . . .  Group Vice          See Part 1 of
                                   President           this Schedule A

      John S. Oldford . . . . . .  Group Vice          See Part 1 of
                                   President           this Schedule A

      Edwin Silverstone . . . . .  Group Vice          See Part 1 of
                                   President           this Schedule A

      Robert M. Brier . . . . . .  Vice President -    See Part 1 of
                                   Finance &           this Schedule A
                                   Treasurer

      Richard A. Buccarelli . . .  Vice President -    See Part 1 of
                                   Properties          this Schedule A

      Diana E. Burton . . . . . .  Vice President -    See Part 1 of
                                   Investor            this Schedule A
                                   Relations

      Dorothy E. Sander . . . . .  Vice President -    See Part 1 of
                                   Administration      this Schedule A

                                                                 Schedule A
                                                                 ----------


      James O'Leary . . . . . . .  Corporate            See Part 1 of
                                   Controller           this Schedule A


     =================================================================
     3.  JACUZZI INC.

               Set forth below are the name, position with Jacuzzi Inc. ("Jacuzzi") and present principal occupation or employment of each director and executive officer of Jacuzzi. The principal business address of Jacuzzi is 2121 North California Blvd., Suite 475, Walnut Creek, CA 94956. The business address of each of Messrs. Jacuzzi, Duncan and Herrmann is such address; the business address of all other persons listed below is 101 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.


                                                        Principal
      Name and                                          Occupation
      Business Address             Position             or Employment
      ----------------             --------             -------------


      Roy A. Jacuzzi  . . . . . .  Chairman of the      Same
                                   Board, Presi-
                                   dent, Chief
                                   Executive
                                   Officer and
                                   Director

      George H. MacLean . . . . .  Senior Vice          See Part 1 of
                                   President,           this Schedule A
                                   General Counsel
                                   and Director

      Edwin Silverstone . . . . .  Vice President       See Part 1 of
                                                        this Schedule A

      Gary A. Duncan  . . . . . .  Vice President-      Same
                                   Operations and
                                   Secretary

      Paul A. Herrmann  . . . . .  Vice President-      Same
                                   Finance and
                                   Treasurer


     =================================================================

     4.  JUSI HOLDINGS, INC.

               Set forth below are the name, business address, position with JUSI Holdings, Inc. ("JUSI") and present principal occupation or employment of each director and executive officer of JUSI. The principal business address of JUSI and each person

                                                                 Schedule A
                                                                 ----------

     listed below is 101 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.


                                                       Principal
      Name and                                         Occupation
      Business Address             Position            or Employment
      ----------------             --------            -------------

      John G. Raos  . . . . . . .  President           See Part 1 of
                                                       this Schedule A

      Frank R. Reilly . . . . . .  Senior Vice         See Part 1 of
                                   President and       this Schedule A
                                   Chief Financial
                                   Officer

      George H. MacLean . . . . .  Senior Vice         See Part 1 of
                                   President,          this Schedule A
                                   General Counsel,
                                   Secretary and
                                   Director

      Robert M. Brier . . . . . .  Vice President -    See Part 1 of
                                   Finance &           this Schedule A
                                   Treasurer

      James O'Leary . . . . . . .  Corporate           See Part 1 of
                                   Controller          this Schedule A

                                  EXHIBIT INDEX
                                  -------------
     Item No.                                                     Page No.
     --------                                                     --------

     1.        Group Agreement, dated June 5, 1995.

     2.        Proceeds Participation Agreement, dated May 30,
               1995, between HM Holdings, Inc. and USI American
               Holdings, Inc.

     3.        Assignment and Assumption Agreement, dated May 31,
               1995, between USI American Holdings, Inc. and
               Jacuzzi Inc.

     4. Credit Agreement, dated May 12, 1995, among USI American Holdings, Inc., U.S. Industries, Inc., the banks listed on the signature pages thereof, Bank of America Illinois, as Issuing Bank, Bank of America National Trust and Savings Association as Swingline Bank, Bank of America National Trust and Savings Association, as Agent and BA Securities Inc., as Arranger (incorporated by reference to Exhibit 2 to U.S. Industries, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995).

     5.        Consent Agreement dated June 1, 1995 between HM
               Holdings, Inc., Ground Round Restaurants, Inc. and
               U.S. Industries, Inc.

     6.        Assignment and Assumption Agreement, dated June 5,
               1995 between HM Holdings, Inc. and JUSI Holdings,
               Inc.

     7. Stockholder Agreement dated as of August 1, 1991 between HM Holdings, Inc. and Ground Round
               Restaurants, Inc.